

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2006

Mr. Gerald A. Tywoniuk
Senior Vice President and Chief Financial Officer
Pacific Energy Partners LP
5900 Cherry Ave.
Long Beach, CA 90805-4408

> **Re:** **Pacific Energy Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-31345**

Dear Mr. Tywoniuk:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief